04045645

RECEIVED

2004 OCT 21 A 9:11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SUPPL

Your reference File No. 82-5089
Our reference AC/eh
Date 10/18/2004

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Zurich Financial Services announces estimates of aggregate hurricane claims payments" dated October 18, 2004

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

PROCESSED
OCT 22 2004
THOMSON FINANCIAL

pp. E. Hell
Andres Christen

Enclosures

File No. 82-5089

Media Release

ZURICH
FINANCIAL SERVICES

Zurich Financial Services announces estimates of aggregate hurricane claims payments

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media@zurich.com
http://www.zurich.com

Zurich, October 18, 2004 – Zurich Financial Services Group (Zurich) expects aggregate claims payments related to four recent Atlantic hurricanes of approximately USD 525 million before tax and net of reinsurance. This corresponds to approximately USD 400 million after tax and net of reinsurance. Charges for these events will be recorded in the third quarter.

James J. Schiro, Chief Executive Officer of Zurich Financial Services, said: "Reacting to the tragedy caused by this exceptional series of storms was our first duty. Our next step was to estimate the claims payments. As a Group, it is our job to build the quality of earnings and balance sheet strength to be in a position to absorb the cost of claims payments arising from catastrophe events such as these."

The current estimate of potential claims is based on model calculations and reported claims. The estimate pertains to hurricanes Charley, Frances, Ivan and Jeanne that struck the Caribbean and the United States between August 10 and September 27, and it includes the claims estimate previously released for hurricane Charley.

According to recent estimates, claims payments for the four storms are likely to exceed USD 20 billion for the insurance industry. This exceeds the former record payment for hurricane Andrew in 1992. Insured losses from Andrew were USD 15.5 billion or roughly USD 20 billion in today's dollars.

ZURICH
FINANCIAL SERVICES

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 62,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN